Exhibit 12.1

Voyager Oil & Gas, Inc.

Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	From Inception on April 18, 2008 Through December 31, 2008	2009	2010	2011	For Three Months Ended March 31, 2012
Earnings
Net Income	$16,734	$(2,277,192)	$(4,268,569)	$(1,345,054)	$(256,370)
Income Taxes	6,454	-	65,240	-	-
Amortization of Capitalized Interest	-	-	-	-	-
Rent expense/office lease	-	-	15,767	15,203	12,634
Interest Expense	-	-	629,026	2,036,032	515,790

	23,188	(2,277,192)	(3,558,536)	706,181	272,054

Fixed Charges
Rent expense/office lease	-	-	15,767	15,203	12,634
Interest incurred (expense or capitalized)	-	-	629,026	2,036,032	515,790

Ratio of earnings to fixed charges	N/A	N/A	-5.52	0.34	0.51

Deficiency ($)			$4,203,329	$1,345,054	$256,370